Exhibit 99.1

Borr Drilling Announces Public Offering of Common Shares

Hamilton, Bermuda, July 2, 2025. Borr Drilling Limited (the “Company”) (NYSE: BORR) announces today its plans for a public offering seeking to raise $100 million in gross proceeds though an offering of approximately 50 million shares.

The Company plans to use the proceeds from the offering for general corporate purposes, which may include debt service, capital expenditures and funding of working capital.

DNB Carnegie, Clarksons Securities, Citigroup and Goldman Sachs & Co. LLC are joint bookrunners for the offering.

The offering will be made pursuant to an effective shelf registration statement which has been filed by the Company with the Securities and Exchange Commission (“SEC”) on April 11, 2025. The offering will be made only by means of a prospectus and a related prospectus supplement. Prospective investors should read the prospectus supplement and the prospectus and other documents the Company has filed or will file with the SEC for more complete information about the Company and the offering. You may obtain these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, the preliminary prospectus supplement and accompanying prospectus related to the offering may be obtained, when available, by contacting DNB Markets, Inc., Attn: Compliance Department, by telephone: 212-681-3800, or by email at: compliance.marketsinc@dnb.no.

It is expected that delivery of the common shares offered in the offering will be made against payment therefore on or about (i) for 30 million shares to be issued in the first settlement, on the first trading day following the date of pricing of the offering of common shares, which is expected on or around July 7, 2025, and (ii) for the remaining 20 million shares to be issued in the second settlement, which is expected on or around August 7, 2025, on the first trading day following a special general meeting to be held on August 6 2025 to approve the authorization of 50 million additional shares for the offering (the “SGM Condition”), provided that the SGM Condition is satisfied. If the SGM Condition is not met, the shares to be issued in the second settlement will not be issued, but this will not impact shares issued in the first settlement.

Certain officers and directors of the Company may purchase common shares in the offering.  In particular, Mr. Tor Olav Trøim1, Mr. Patrick Schorn, and Mr. Bruno Morand each have indicated their intention to subscribe in the Company’s offering, for $10 million, $1 million and $300,000 of shares, respectively.

This press release is for information purposes only and does not constitute or form part of an offer to sell or the solicitation of an offer to purchase or subscribe for securities, nor will there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by words or phrases such as “may,” “will,” “anticipate,” “plan,” “expect,” or other similar expressions. These forward-looking statements include statements with respect to the anticipated terms of the offering, including expected timing and size of the offering, the condition to second settlement of the offering, the intended use of proceeds and other non-historical statements.  The forward-looking statements included in this press release are based on the Company’s current assumptions, expectations and beliefs and involve substantial risks and uncertainties that may cause results, performance or achievement to materially differ from those expressed or implied by these forward-looking statements, including market conditions, the ability to complete the offering, the trading price of the Company’s ordinary shares and, if the offering is priced, risks related to the satisfaction of the SGM Condition and other risks described in our annual report on Form 20-F for the year ended December 31, 2024 and our other filings with an submissions to the SEC. As such, readers should not place undue reliance on these forward-looking statements, as there can be no assurances that the plans, initiatives or expectations upon which they are based will occur. The forward-looking statements made in this press release speak only as of the date of this press release. Except as required by law, the Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date hereof or to reflect the occurrence of unanticipated events.

1Investment to be made by Drew Holding Ltd. which is wholly-owned by Drew Trust, a non-discretionary trust in which Tor Olav Trøim is the beneficiary.

The Board of Directors
Borr Drilling Limited
Hamilton, Bermuda
Contact:
Magnus Vaaler: CFO, +47 22483000